Exhibit 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Nine-Month Period Ended September 30, 2011

The following discussion of the financial condition and results of operations of Tele Norte Leste Participações S.A., or TNL, should be read in conjunction with TNL’s unaudited consolidated interim financial statements as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 included elsewhere in this report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and TNL’s audited consolidated financial statements as of and for the two years ended December 31, 2010 and 2009 included in TNL’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission, or the SEC, on May 4, 2011, which we refer to as the TNL Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. TNL’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in the TNL Annual Report.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a review of our financial presentation;

•	a brief overview of our company and the principal factors that have influenced our financial condition and results of operations during the nine-month period ended September 30, 2011;

•	a discussion of developments since September 30, 2011 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the nine-month periods ended September 30, 2011 and 2010; and

•

a discussion of our liquidity and capital resources, including our cash flows for the nine-month period ended September 30, 2011, and our material short-term and long-term indebtedness as of September 30, 2011.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial statements at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

We have implemented an organizational structure that we believe reflects our business activities and corresponds to the principal services that we provide. We report our results in three segments to reflect this organizational structure:

•

Fixed-Line Services — This segment includes our local fixed-line services (including public telephones), our long-distance services, our fixed-line data transmission services, and interconnections to our fixed-line network.

•	Mobile Services — This segment includes our mobile services, including voice, mobile data communications and other value-added services, and interconnections to our mobile network.

•	Other — This segment includes our television services, our ISP services, our internet portal, our mobile phone payment system and call center.

Overview

We are one of the largest integrated telecommunication service providers in Brazil, based on information regarding the total number of our fixed-lines in service and mobile subscribers as of June 30, 2011 available from the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL (the most recent date for which such information is available), and the only telecommunication services provider offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), internet service provider, or ISP, services and other services for residential customers, small, medium and large companies, and governmental agencies. We are the largest telecommunications provider in both Region I and Region II in Brazil, based on revenues and customers as of and for the nine-month period ended September 30, 2011, based on information available from ANATEL and other publicly available information. We have also been offering mobile telecommunication services in Region III (which consists of the State of São Paulo) since October 2008. During the nine-month period ended September 30, 2011, we recorded net operating revenue of R$20,949 million and a net income of R$385 million.

Our results of operations will be significantly influenced in future periods as a result of the capital increase and other transactions that we refer to collectively as the Portugal Telecom Alliance. For information regarding the Portugal Telecom Alliance, see “Item 4. Information on the Company—Our History and Development—Portugal Telecom Alliance” in the TNL Annual Report. In addition, our results of operations for the nine-month period ended September 30, 2011 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the rate of growth of Brazilian GDP, which grew by 4.7% during the 12-month period ended June 30, 2011 (the most recent 12-month period for which the IBGE has released information), which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 19.1 million as of September 30, 2011 from 20.0 million as of December 31, 2010, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 69.0% as of September 30, 2011 from 62.2% at December 31, 2010;

•	the number of our mobile customers, which increased by 9.1% to 42.8 million as of September 30, 2011 from 39.3 million as of December 31, 2010;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 9.9% to 4.8 million as of September 30, 2011 from 4.3 million at December 31, 2010;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 3.8% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$4,380 million during the nine-month period ended September 30, 2011 from R$4,220 million during the corresponding period of 2010;

•	changes in regulatory requirements that result in the incurrence of additional capital expenditures by our company, changes in the revenues that we generate, or changes in the costs that we incur;

•

inflation rates in Brazil, which were 5.6% in the 12-month period ended September 30, 2011 compared to 4.6% in the corresponding period of 2010, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•

our compliance with our quality of service obligations under the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and our network expansion and modernization obligations under the General Plan on Universal Service (Plano Geral de Metas de Universalização) and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•

the 11.3% depreciation of the Brazilian real against the U.S. dollar during the nine-month period ended September 30, 2011 compared to the 2.7% appreciation of the Brazilian real against the U.S. dollar during the corresponding period in 2010, which has affected (1) our net interest expenses as a result of our U.S. dollar denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, which affects our interest expenses on our real-denominated floating rate debt, and fluctuations in the London Interbank Offered Rate, or LIBOR, rate, which affects our interest expenses on our U.S. dollar-denominated floating rate debt.

Proposed Corporate Reorganization

On May 24, 2011, we disclosed a Statement of Material Fact in which we announced approval by the prior meeting of the shareholders of our parent company Telemar Participações S.A., or TmarPart, of instructions to our management and the managements of our subsidiaries Telemar Norte Leste S.A., or Telemar, Coari Participações S.A., or Coari, and Brasil Telecom S.A., or Brasil Telecom, to conduct studies and take the steps required to implement a corporate reorganization consisting of:

•

a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which (1) Telemar will transfer the shares of Coari, a wholly owned subsidiary of Telemar, that Telemar owns to Coari, (2) Coari will assume a portion of the liabilities of Telemar, which will become joint and several liabilities of Telemar and Coari, (3) Coari will issue one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercise their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively, and (4) Coari will retain the Telemar shares exchanged for Coari shares and as a result, Telemar will become a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into Brasil Telecom, with Brasil Telecom as the surviving company; and

•	a merger (incorporação) under Brazilian law of our company with and into Brasil Telecom, with Brasil Telecom as the surviving company.

The split-off and share exchange, the merger of Coari with and into Brasil Telecom and the merger of our company with and into Brasil Telecom, which we refer to collectively as the corporate reorganization, are expected to be completed contemporaneously and each transaction is conditioned upon the approval and completion of the other transactions.

We believe that the corporate reorganization furthers the best interests of our company, particularly through:

•

simplifying the corporate structure of our company and our subsidiaries that will participate in the corporate reorganization, which is currently extremely complex and includes three publicly-held companies with seven different classes of publicly traded shares, and our corporate governance by consolidating our shareholder bases in one public company with two classes of shares that will be traded in Brazil and abroad;

•

reducing operational, administrative and financial costs following the consolidation of the general management of our company and our subsidiaries that will participate in the corporate reorganization, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	aligning the interests of the shareholders of our company, Telemar and Brasil Telecom;

•	enhancing the liquidity of the shares issued by Brasil Telecom; and

•

eliminating the costs of separate listings of the shares of our company, Telemar and Brasil Telecom, as well as costs arising from separately complying with the public disclosure requirements applicable to our company, Telemar and Brasil Telecom.

In addition, on May 24, 2011 we announced that in connection with the corporate reorganization, Brasil Telecom proposed the distribution of its redeemable shares, exclusively to holders of Brasil Telecom shares prior to the corporate reorganization, followed by the immediate redemption of those shares for an aggregate amount equal to R$1.5 billion. We have an accrual recorded for this distribution in our unaudited interim consolidated financial statements as of and for the nine month period ended September 30, 2011.

On June 29, 2011, in compliance with Legal Opinion No. 35/08 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), we, Telemar and Brasil Telecom each appointed an independent special committee consisting of three members to evaluate the terms and conditions for the proposed reorganization and submit its recommendations to the board of directors of the respective company.

On August 1, 2011, the independent special committee appointed by our board of directors informed the Chairman of our board of directors that, as a result of (1) its discussions and analysis of the proposed corporate reorganization with its legal and financial advisors, and (2) its negotiations with the independent special committees of Telemar and Brasil Telecom, our independent special committee recommended that our board of directors adopt the following exchange ratios for the merger of Coari into Brasil Telecom and the merger of our company into Brasil Telecom:

Original share/Replacement share	Exchange Ratio

TNL common share/Brasil Telecom common share	2.3122
TNL preferred share/Brasil Telecom preferred share	2.1428
TNL preferred share/Brasil Telecom common share	1.8581
Telemar common share/Brasil Telecom common share	5.1149
Telemar class A or class B preferred share/Brasil Telecom preferred share	4.4537
Telemar class A or class B preferred share /Brasil Telecom common share	3.8620

These exchange ratios were approved by the independent special committee of Telemar with respect to the merger of Coari into Brasil Telecom on July 29, 2011 and were approved by the independent special committee of Brasil Telecom with respect to the merger of Coari into Brasil Telecom and the merger of our company into Brasil Telecom on August 4, 2011.

On August 17, 2011, our board of directors and the boards of directors of Telemar and Brasil Telecom approved the exchange ratios recommended by the independent special committees for the merger of Coari into Brasil Telecom and the merger of our company into Brasil Telecom. However, in order to comply with the requirement of Brazilian law that shares without voting rights cannot represent more than two-thirds of Brasil Telecom’s share capital, the boards of directors of our company, Telemar and Brasil Telecom determined that the holders of the preferred shares of our company and Telemar would receive both common shares and preferred shares of Brasil Telecom in the mergers and determined that the following exchange ratios would be submitted to the meetings of the boards of directors called to consider and approve the mergers:

Original share	Replacement Shares

TNL common share	2.3122 Brasil Telecom common shares
TNL preferred share	0.1879 Brasil Telecom common shares * and * 1.9262 Brasil Telecom preferred shares
Telemar common share	5.1149 Brasil Telecom common shares
Telemar class A or class B preferred share/	0.3904 Brasil Telecom common shares * and * 4.0034 Brasil Telecom preferred share

On August 26, 2011, our board of directors and the boards of directors of Telemar and Brasil Telecom approved each step of the corporate reorganization and the board of directors of Brasil Telecom approved proposed distribution of its redeemable shares followed by the immediate redemption of those shares for an aggregate amount equal to R$1.5 billion.

On October 27, 2011, ANATEL approve the proposed corporate reorganization without conditions.

As required by our bylaws, on September 15, 2011 we engaged Banco Barclays S.A. to provide us with a financial and economic analysis regarding whether the corporate reorganization is equitable to all the companies involved in the corporate reorganization. On October 27, 2011, Banco Barclays S.A. delivered its financial and economic analysis to our board of directors.

Brasil Telecom and our company engaged in a consultation with the SEC regarding the accounting treatment of the Coari merger and the merger and following this consultation, we concluded that pursuant to IFRS we should account for the Coari merger using historical cost, whereby the financial statements of Brasil Telecom will record the historical carrying values of the assets and liabilities of Coari as from the date of the reorganization. The historical carrying values of Coari reflect the purchase accounting recorded under IFRS in accordance with IFRS 3(R), “Business Combinations,” under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Brasil Telecom were recorded at their fair values on January 8, 2009.

As a result of this consultation and our revision of the accounting treatment to be applied to the Coari merger and the merger, the pro-forma financial statements of Coari as of the base date of June 30, 2011 used by Apsis to prepare its valuation reports that were included in the Protocol and Justifications for the Coari merger and the merger have been modified. As a result of such modification, on December 13, 2011, we and Brasil Telecom jointly retained Apsis to render new valuation reports revising the net worth of Coari and Brasil Telecom at market prices to reflect the modified pro-forma financial statements of Coari. These new valuation reports were delivered to the boards of directors of our company and Brasil Telecom on January 6, 2012.

On January 17, 2012, our board of directors held an extraordinary meeting in which it approved Apsis’ new valuation reports and the First Amendment to the Merger Agreement in which the Merger Agreement was modified to reflect the changes to Apsis’ earlier valuation report. On the same date, our fiscal council reviewed and approved the terms and conditions of the First Amendment to the Merger Agreement.

On January 18, 2012, the board of directors of Brasil Telecom held an extraordinary meeting in which it approved Apsis’ new valuation reports and the First Amendment to the Merger Agreement. On the same date, the fiscal council of Brasil Telecom reviewed and approved the terms and conditions of the First Amendment to the Merger Agreement.

On January 18, 2012, authorized executive officers of Brasil Telecom and our company entered into the First Amendment to the Merger Agreement.

The completion of the proposed corporate reorganization is conditioned on the declaration by the SEC that the registration statement that Brasil Telecom has filed with respect to the shares of Brasil Telecom that will be issued to holders of our shares in the merger of our company into Brasil Telecom is effective.

Recent Developments

Disbursement under Brasil Telecom BNDES Credit Facility

In December 2009, Brasil Telecom entered into a credit facility with BNDES under which BNDES agreed to disburse loans to Brasil Telecom in two tranches in an aggregate principal amount of up to R$623 million. In October 2011, BNDES made an additional disbursement of R$150 million to Brasil Telecom under this credit facility. This loan bears interest at the TJLP rate plus 3.95% per annum, payable quarterly in arrears through December 2011 and monthly in arrears thereafter. The outstanding principal amount of this loan is payable in 84 equal monthly installments commencing in January 2012.

Revolving Credit Facility

In November 2011, Brasil Telecom, Brasil Telecom Mobile, Telemar and TNL PCS entered together into a revolving credit facility with a syndicate of international institutions. Under this facility, up to US$1 billion aggregate principal amount will be available for disbursement to the borrowers during the five-year term of this facility. Outstanding amounts under this facility bear interest at the rate of LIBOR plus 0.90% per annum.

Disbursement Under Line of Credit with Swedish Export Corporation

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to US$103 million. An additional disbursement of US$9 million under this export credit facility was received in November 2011. For more information about this export credit facility, see “Indebtedness and Financing Strategy—Long-Term Indebtedness—Credit Facilities with Export Credit Agencies.”

Claims Regarding Telecommunications Tower Licensing in Belo Horizonte

In November 2011, the Attorney General of the State of Minas Gerais filed a judicial action against TNL to collect fines due under an agreement executed between TNL and the Attorney General in 2002, which imposed obligations on TNL in connection with the licensing of telecommunications towers in Belo Horizonte. The Attorney General contends that TNL owes approximately R$184 million in fines for its failure to comply with certain of those obligations. TNL is challenging the amount of the fines. However, in order to guarantee its right to challenge the Attorney General’s action, TNL has obtained insurance in the amount of R$239 million, which, as required by law, must be 30% greater than the disputed amount. We deem the risk of loss as possible with respect to this proceeding and have not recorded any provisions in respect of this proceeding.

Disbursement under Telemar BNDES Credit Facility

In December 2009, Telemar entered into a credit facility with BNDES under which BNDES agreed to disburse loans to Telemar in two tranches in an aggregate principal amount of up to R$2,371 million. In December 2011, BNDES made an additional disbursement of R$318 million to Telemar under this credit facility. For more information about this credit facility, see “Indebtedness and Financing Strategy—Long-Term Indebtedness—Credit Facilities with BNDES.”

Sixth Public Issuance of Debentures by Brasil Telecom

In December 2011, Brasil Telecom issued and sold R$2,350 million of its sixth public issuance of simple, nonconvertible, unsecured debentures in a single series. These debentures bear interest at the CDI rate plus 1.15% per annum, payable semi-annually, and the principal amount of these debentures is payable in three annual installments beginning in December 2016.

Finnish Export Credit Facility

In December 2011, Telemar entered into an export credit facility with Finnish Export Credit Ltda. Under which Finnish Export Credit Ltda. Agreed to disburse loans in the aggregate principal amount of up to US$200 million. As of the date of this report, no loans have been disbursed under this facility. Loans under this facility bear interest at the rate of LIBOR plus 0.85% per annum, payable semi-annually in arrears. The principal amount of these loans is payable in 17 semiannual installments commencing on the first anniversary of the disbursements.

Prepayment of TNL 8% Senior Notes due 2013

In December 2011, TNL redeemed all US$150 million aggregate principal amount of its outstanding 8% Senior Notes due 2013.

Rate Increase for Regulated Fixed-Line Services

On December 21, 2011, ANATEL approved increases in the rates of TNL and our company for regulated fixed-line services. The increases, which were effective on December 24, 2011, for local services (subscription and traffic) and for the TU-RL interconnection rates were 1.97% for TNL and Brasil Telecom, and for the use of public telephones were 1.63%. for TNL and Brasil Telecom.

Results of Operations for the Nine-Month Period Ended September 30, 2011 Compared with the Nine-Month Period Ended September 30, 2010

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our unaudited interim consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with IFRS and reflected in our unaudited interim consolidated financial statements.

	Nine-Month Period Ended September 30, 2011
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	15,765	R$	7,803	R$	774	R$	(3,393)	R$	20,949
Cost of sales and services		(10,543)		(4,374)		(439)		3,277		(12,078)

Gross profit		5,223		3,429		335		(115)		8,871
Selling expenses		(2,204)		(1,559)		(307)		352		(3,718)
General and administrative expenses		(1,569)		(493)		(150)		4		(2,208)
Other operating income (expenses), net		5		(45)		21		(256)		(275)

Operating income (loss) before financial income (expenses) and taxes	R$	1,455	R$	1,332	R$	(101)	R$	(15)	R$	2,669

	Nine-Month Period Ended September 30, 2010
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	17,143	R$	7,377	R$	763	R$	(3,101)	R$	22,182
Cost of sales and services		(11,410)		(3,829)		(433)		3,022		(12,651)

Gross profit		5,733		3,548		330		(80)		9,531
Selling expenses		(2,234)		(1,438)		(267)		324		(3,615)
General and administrative expenses		(1,285)		(441)		(156)		7		(1,875)
Other operating income (expenses), net		(497)		81		4		(243)		(656)

Operating income (loss) before financial income (expenses) and taxes	R$	1,716	R$	1,749	R$	(89)	R$	8	R$	3,385

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the corresponding period in the prior year, for the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,
	2011		2010		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	20,949	R$	22,182	(5.6)
Cost of sales and services		(12,078)		(12,651)	(4.5)

Gross profit		8,871		9,531	(6.9)
Operating expenses:
Selling expenses		(3,718)		(3,615)	2.8
General and administrative expenses		(2,208)		(1,875)	17.8
Other net operating income (expenses)		(275)		(656)	(58.0)

Operating income before financial income (expenses) and taxes		2,669		3,385	(21.1)
Financial income		1,707		1,355	26.0
Financial expenses		(3,788)		(3,013)	25.7

Financial income (expenses)		(2,081)		(1,658)	25.5

Income before taxes		589		1,727	(65.9)

	Nine-Month Period Ended September 30,
	2011		2010		% Change
	(in millions of reais, except percentages)

Income tax and social contribution		(204)		(262)	(22.0)

Net income	R$	385	R$	1,465	(73.8)

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts and returns is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue declined by 4.6% during the nine-month period ended September 30, 2011, principally due to a 7.9% decline in gross operating revenue of our fixed-line services segment, the effects of which were partially offset by a 6.4% increase in gross operating revenue of our mobile services segment. Gross operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 8.6% during the nine-month period ended September 30, 2011.

Net operating revenue declined by 5.6% during the nine-month period ended September 30, 2011, principally due to an 8.0% decline in net operating revenue of our fixed-line services segment, the effects of which were partially offset by a 5.8% increase in net operating revenue of our mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 9.4% during the nine-month period ended September 30, 2011.

Net Operating Revenue of Our Fixed-Line Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the corresponding period in the prior year, for the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,
	2011		2010		% Change
	(in millions of reais except percentages)

Local fixed-line services	R$	8,610	R$	9,633	(10.6)
Local fixed-to-mobile services (VC-1)		2,651		3,011	(12.0)
Long-distance fixed-line services		2,907		3,365	(13.6)
Long-distance fixed-to-mobile services (VC-2 and VC-3)		760		944	(19.5)
Remuneration for the use of the fixed-line network		1,072		1,051	2.0
Data transmission services		7,053		7,053	0.0
Public phones		256		411	(37.7)
Other fixed-line services		1,172		1,122	4.5

Gross operating revenue		24,481		26,590	(7.9)
Value-added and other indirect taxes		(5,760)		(6,396)	(9.9)
Discounts and returns		(2,955)		(3,051)	(3.1)

Net operating revenue	R$	15,765	R$	17,143	(8.0)

Gross operating revenue of our fixed-line services segment declined by 7.9% during the nine-month period ended September 30, 2011, principally due to:

•	a 10.6% decline in gross operating revenue from local fixed-line services;

•	a 13.6% decline in gross operating revenue from long-distance fixed-line calls;

•	a 12.0% decline in gross operating revenue from local fixed-to-mobile services;

•	a 19.5% decline in gross operating revenue from long-distance fixed-to-mobile services; and

•	a 37.7% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones.

Gross Operating Revenue from Local Fixed-Line Services

Gross operating revenue from local fixed-line services declined by 10.6% during the nine-month period ended September 30, 2011, primarily due to a 33.3% decline in gross operating revenue from metered services and a 7.2% decline in gross operating revenue from monthly subscription fees.

Gross operating revenue from monthly subscription fees declined principally as a result of a 6.5% decline in the number of lines in service to 19.1 million as of September 30, 2011 from 20.4 million at September 30, 2010, which occurred primarily as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Gross operating revenue from metered services charges declined principally due to a 29.2% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the decline in the number of our lines in service, (2) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (3) the migration of local traffic origination to mobile handsets. The effects of this decline were partially offset by rate increases for metered services of 0.66% in October 2010.

Gross Operating Revenue from Local Fixed-to-Mobile Services

Gross operating revenue from local fixed-to-mobile services, which are charged at the VC-1 rate, declined by 12.0% during the nine-month period ended September 30, 2011, primarily as a result of an 12.8% decline in the total number of local fixed-to-mobile minutes as a result of (1) the 6.5% decline in the number of our fixed-line customers, (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (3) the introduction of our “Oi Fixo ilimitado” plans in the nine-month period ended September 30, 2011 under which we offer a larger number of fixed-to-mobile minutes for use to call the mobile customers of Brasil Telecom and Telemar than under our other alternative plans.

Gross Operating Revenue from Long-Distance Fixed-Line Services

We account for revenue from long-distance calls that (1) originate and terminate on a fixed-line (2) originate and terminate on a mobile device, or (3) originate on a mobile device and terminate on a fixed-line as revenue from long-distance fixed-line services. Gross operating revenue from long-distance fixed-line services declined by 13.6% during the nine-month period ended September 30, 2011, primarily due to a 21.7% decline in the total number of long-distance minutes, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, which resulted in a decline in the total number of long-distance calls minutes, (2) the effects of the 6.5% decline in the number of our fixed-line customers, who are more likely to choose our long-distance fixed-line services than customers of other fixed-line providers, and (3) the introduction of our “Oi Fixo ilimitado” plans in the nine-month period ended September 30, 2011 under which we offer a larger number of fixed-to-fixed long distance minutes than under our other alternative plans and has led to a decline in the number of minutes that we record as long-distance fixed-line services. The effects of this decline were partially offset by increases in the VC-2 and VC-3 rates of 0.98% that were implemented in February 2010 an increase in our regulated long-distance rates of 0.66% that was implemented in October 2010.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Services

We account for revenue from long-distance calls that originate on a fixed-line and terminate on a mobile device as revenue from long-distance fixed-to-mobile calls. Gross operating revenue from long-distance fixed-to-mobile calls, which are charged at the VC-2 or VC-3 rate, declined by 19.5% during the nine-month period ended September 30, 2011, principally as a result of a 16.9% decline in the total number of fixed-to-mobile minutes charged at VC-2 and VC-3 rates, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, and (2) the effects of the 6.5% decline in the number of our fixed-line customers, who are more likely to choose our long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by 2.0% during the nine-month period ended September 30, 2011 as a result of a 7.7% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily as a result of (A) promotions offered by mobile service providers to make mobile-to-fixed calls, and (B) an increase in revenue recognized as a result of our settlement of interconnection disputes with other service providers to R$38.1 million during the nine-month period ended September 30, 2011 from R$27.0 million during the corresponding period of 2010. The effects of this increase were partially offset by an 3.7% decline in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of 6.5% decline in the number of our fixed-line customers.

Of our gross operating revenue from remuneration for the use of the fixed-line network, 33.7% during the nine-month period ended September 30, 2011 and 33.1% during the corresponding period of 2010 represented interconnection fees paid by Oi and Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services remained stable during the nine-month period ended September 30, 2011 compared to the corresponding period of 2010, reflecting a 5.2% increase in gross operating revenue from commercial data transmission, the effects of which were offset by a 4.2% decline in gross operating revenue from ADSL subscriptions.

Gross operating revenue from ADSL subscriptions declined primarily due to a 4.2% decline in our average gross operating revenue per subscriber as a result of aggressive promotions that we launched during the nine-month period ended September 30, 2011 in an effort to expand our base of broadband customers, the effects of which were partially offset by a 6.6% increase in the average number of ADSL subscriptions to approximately 4,490,000 during the nine-month period ended September 30, 2011 from approximately 4,211,000 during the corresponding period of 2010. As of September 30, 2011, our ADSL customer base represented 24.8% of our total fixed lines in service as compared to 21.0% as of September 30, 2010.

Gross operating revenue from commercial data transmission services increased primarily as a result of (1) an 18.0% increase in gross operating revenue from IP services, principally as a result of increased demand for these services, particularly from state-owned entities, banks and card payment companies, (2) a 7.0% increase in gross operating revenue from SLD services, principally as a result of our efforts to increase our base of corporate costumers, and (3) a 3.1% increase in gross operating revenue from EILD services, principally as a result of the continued integration of the networks of Telemar and Brasil Telecom. The effects of these increases were partially offset by a 15.3% decline in gross operating revenue from switching packs and frame relay services, principally as a result of the migration of customers for these services to IP services. Of our gross operating revenue from commercial data transmission services, 15.1% during the nine-month period ended September 30, 2011 and 15.1% during the corresponding period of 2010 represented fees paid by Oi and Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones, declined by 37.7% during the nine-month period ended September 30, 2011, principally due to a decline in the number of public phone credits used as a result of a general trend to reduce usage of pre-paid calling cards for use in public telephones as customers substitute usage of mobile handsets in place of usage of public phones in response to promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services declined by 9.9% during the nine-month period ended September 30, 2011, primarily as a result of (1) the change in revenue mix of our fixed-line and data transmission services segment, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services, and (2) the decline in the gross operating revenue of our fixed-line services segment.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), which we refer to as the FUNTTEL. We are required to contribute 1.0% of our revenue from sales and services from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), to the FUST. We are required to contribute 0.5% of our revenue from sales and services from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts and Returns

Discounts offered on our fixed-line services are generally applied to data transmission services, monthly subscription fees and intelligent network services (such as caller ID, call forwarding and conference calling). Discount on our fixed-line services declined by 3.1% during the nine-month period ended September 30, 2011, primarily as a result of a 10.6% decline of gross operating revenue from local fixed-line services, the effects of which were partially offset by an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our fixed-line services segment declined by 8.0% to R$15,765 million during the nine-month period ended September 30, 2011 from R$17,143 million during the corresponding period of 2010.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the corresponding period in the prior year, for the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,
	2011		2010		% Change
	(in millions of reais, except percentages)

Mobile telephone services	R$	6,626	R$	6,205	6.8
Remuneration for the use of the mobile network		4,254		3,946	7.8
Sales of handsets and accessories		116		183	(36.4)

Gross operating revenue		10,996		10,334	6.4
Value-added and other indirect taxes		(1,928)		(1,828)	5.4
Discounts and returns		(1,266)		(1,129)	12.1

Net operating revenue	R$	7,803	R$	7,377	5.8

Gross operating revenue of our mobile services segment increased by 6.4% during the nine-month period ended September 30, 2011, primarily due to (1) a 6.8% increase in gross operating revenue from mobile telephone services, and (2) a 7.8% increase in gross operating revenue from remuneration for the use of our mobile networks, the effects of which were partially offset by a 36.4% decline in gross operating revenue from sales of handsets and accessories.

Gross Operating Revenue from Mobile Telephone Services

Gross operating revenue from mobile telephone services increased by 6.8% during the nine-month period ended September 30, 2011, principally due to (1) a 23.1% increase in gross operating revenue from additional services, (2) an 6.8% increase in gross operating revenue from billed minutes, and (3) a 3.8% increase in gross operating revenue from monthly subscription fees.

The average number of our pre-paid mobile customers increased by 16.8% to 37.4 million during the nine-month period ended September 30, 2011 from 32.1 million during the corresponding period in 2010, primarily as a result of the increase in our customer base primarily in Region I and III as a result of aggressive promotional packages that we offered during the nine-month period ended September 30, 2011 and a reduction of the prices that we charge for SIM cards. The average number of our post-paid mobile customers, including customers that subscribe to our “Oi Controle” plans, increased by 5.1% to 5.4 million during the nine-month period ended September 30, 2011 from 5.2 million during the corresponding period in 2010, primarily as a result of the success of our marketing strategy in the face of increasing competition. As of September 30, 2011, pre-paid customers represented 87.3% of our mobile customer base and post-paid customers represented 12.7% of our mobile customer base. Our average monthly net revenue per user (calculated based on the monthly average revenue for each nine-month period divided by the monthly average customer base for the same period) declined by 4.9% to R$21.3 during the nine-month period ended September 30, 2011 from R$22.4 during the corresponding period in 2010.

Gross operating revenue from additional services, consisting primarily of our mobile data transmission services, increased primarily as a result of our promotion during the nine-month period ended September 30, 2011 of our “Oi Velox” mini-modem service and our “Oi Dados” data packages for mobile phones.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased primarily as a result of (1) the 16.8% increase in the average number of our pre-paid mobile customers, and (2) the 5.1% increase in the average number of our post-paid mobile customers, the effects of which were partially offset by a decline in the average local minutes used per customer.

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) the migration of our post-paid mobile customers to plans that include higher numbers of minutes, resulting in increased subscription fees and reduced billed minutes, and (2) the 5.1% increase in the number of subscribers to our post-paid plans.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 7.8% during the nine-month period ended September 30, 2011, primarily due to an 15.1% increase in the number of our mobile customers, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and SMS services for “on net” traffic.

Of the gross operating revenue from remuneration for use of the mobile network, 53.2% during the nine-month period ended September 30, 2011 and 52.1% during the corresponding period of 2010 represented interconnection fees paid by Telemar and Brasil Telecom for the use of our mobile networks to complete fixed-to-mobile calls and interconnection fees paid by Oi and Brasil Telecom Mobile for the use of each other’s mobile networks to complete mobile-to-mobile calls, and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Sales of Handsets and Accessories

Gross operating revenue from the sale of handsets and accessories declined by 36.4% during the nine-month period ended September 30, 2011, primarily as a result of our decision to reduce our focus on the sale of premium mobile devices, such as smart phones, which we had emphasized during the nine-month period ended September 30, 2010.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 5.4% during the nine-month period ended September 30, 2011, primarily as a result of the increase in the gross operating revenue of this segment.

Discounts and Returns

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discount on our mobile services increased by 12.1% during the nine-month period ended September 30, 2011, primarily as a result of our strategy to increase discounts to maintain and increase our market share as price competition increases.

Net Operating Revenue

As a result of the foregoing, revenue from sales and services of the mobile services segment increased by 5.8% to R$7,803 million during the nine-month period ended September 30, 2011 from R$7,377 million during the corresponding period of 2010.

Cost of Sales and Services

Cost of sales and services declined by 4.5% during the nine-month period ended September 30, 2011, principally due to a 7.6% decline in cost of sales and services of our fixed-line services segment, the effects of which were partially offset by a 14.2% increase in cost of sales and services of our mobile services segment.

Of the cost of sales and services of our fixed-line services segment, 22.6% during the nine-month period ended September 30, 2011 and 20.9% during the corresponding period in 2010 represented (1) interconnection fees paid by our fixed-line services segment for the use of the mobile networks of our mobile services segment to complete fixed-to-mobile calls, and (2) fees paid by our fixed-line services segment for EILD services. These costs were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 20.4% during the nine-month period ended September 30, 2011 and 16.7% during the corresponding period in 2010 represented (1) interconnection fees paid by our mobile services segment for the use of the fixed-line networks of our fixed-line services segment to complete mobile-to-fixed calls, and (2) fees paid by our mobile services segment for EILD services. These costs were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the corresponding period in the prior year, for the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,
	2011		2010		% Change
	(in millions of reais, except percentages)

Interconnection	R$	3,494	R$	3,778	(7.5)
Depreciation and amortization		3,987		4,306	(5.4)
Network maintenance		1,599		1,575	1.5
Rental and insurance		1,022		944	8.3
FISTEL fee		530		536	(1.1)
Third-party services		569		493	15.4
Personnel		469		433	8.3
Materials		116		175	(33.7)
Costs of handsets and accessories		148		105	40.7
Concession contract renewal fee		92		115	(20.0)
Other costs of sales and services		52		191	(72.8)

Total cost of sales and services	R$	12,078	R$	12,651	(4.5)

Cost of Sales and Services of Our Fixed-Line Services Segment

Cost of sales and services of our fixed-line services segment declined by 7.6% during the nine-month period ended September 30, 2011, principally as a result of:

•

an 18.6% decline in depreciation and amortization costs to R$2,783 million during the nine-month period ended September 30, 2011 from R$3,420 million during the corresponding period in 2010, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated; and

•

a 3.8% decline in interconnection costs to R$4,404 million during the nine-month period ended September 30, 2011 from R$4,579 million during the corresponding period of 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic.

The effects of these declines were partially offset by a 16.1% increase in rental and insurance costs to R$1,090 million during the nine-month period ended September 30, 2011 from R$939 million during the corresponding period in 2010, primarily as a result of an increase in EILD platform rental costs, increases in rental expenses incurred for leases of physical space and increases in right of way costs.

The gross profit of our fixed-line services segment declined by 8.9% to R$5,223 million during the nine-month period ended September 30, 2011 from R$5,733 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit declined to 33.1% during the nine-month period ended September 30, 2011 from 33.4% during the corresponding period of 2010.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment increased by 14.2% during the nine-month period ended September 30, 2011, principally due to:

•

a 34.6% increase in depreciation and amortization costs to R$1,167 million during the nine-month period ended September 30, 2011 from R$867 million during the corresponding period of 2010, primarily as a result of the growth in property, plant and equipment of this segment as we have invested in mobile data transmission equipment in order to expand our 3G capacity;

•

a 6.3% increase in interconnection costs to R$1,721 million during the nine-month period ended September 30, 2011 from R$1,619 million during the corresponding period of 2010, primarily as a result of an increase in the total number of minutes used by our mobile customers to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate; and

•

a 30.2% increase in network maintenance costs to R$256 million during the nine-month period ended September 30, 2011 from R$197 million during the corresponding period of 2010, primarily as a result of our implementation of our plan to improve network quality.

The gross profit of our mobile services segment declined by 3.3% to R$3,429 million during the nine-month period ended September 30, 2011 from R$3,548 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit declined to 43.9% during the nine-month period ended September 30, 2011 from 48.1% during the corresponding period of 2010.

Gross Profit

As a result of the foregoing, our consolidated gross profit declined by 6.9% to R$8,871 million during the nine-month period ended September 30, 2011 from R$9,531 million during the corresponding period of 2010. As a percentage of net operating revenue, gross profit declined to 42.3% during the nine-month period ended September 30, 2011 from 43.0% during the corresponding period of 2010.

Operating Expenses

Selling Expenses

Selling expenses increased by 2.8% during the nine-month period ended September 30, 2011, principally due to an 8.4% increase in selling expenses of our mobile services segment and a 14.9% increase in selling expenses of our other segment, the effects of which were partially offset by a 1.3% decline in selling expenses of our fixed-line services segment.

Fixed-Line Services Segment

Selling expenses of our fixed-line services segment declined by 1.3% during the nine-month period ended September 30, 2011, principally due to:

•

a 21.3% decline in provision for doubtful accounts to R$417 million during the nine-month period ended September 30, 2011 from R$529 million during the corresponding period of 2010, primarily as a result of the decline in net operating revenue of this segment. Our provision for doubtful accounts as a percentage of net operating revenue of this segment declined to 2.6% during the nine-month period ended September 30, 2011 from 3.1% during the corresponding period of 2010;

•

a 9.8% decline in posting and collection expenses to R$333 million during the nine-month period ended September 30, 2011 from R$369 million during the corresponding period of 2010, primarily due to (1) 6.5% decline in the number of lines in service, and (2) a change in our billing and collection procedures as part of which we have increased the minimum account balance for posting an invoice, we make a single monthly mailing to customers who subscribe to more than one of our services, and we no longer rely on mailing invoices to collect accounts due from customers that are in arrears by more than two months; and

•

a 7.2% decline in advertising and publicity expenses to R$160 million during the nine-month period ended September 30, 2011 from R$173 million during the corresponding period of 2010, primarily due to better optimization of media expenditures through combining fixed and mobile services in our advertising campaigns.

The effects of these declines were partially offset by:

•

a 14.0% increase in contact center expenses to R$625 million during the nine-month period ended September 30, 2011 from R$548 million during the corresponding period of 2010, primarily due to the renegotiation of some collective bargaining agreements by our contact center service providers, including the call center included in our other segment, and expenditures related to service quality campaigns conducted to support our “Oi Velox” service;

•

a 16.1% increase in sales commission expenses to R$305 million during the nine-month period ended September 30, 2011 from R$263 million during the corresponding period of 2010, primarily due to an increase in sales commission expenses related to “Oi Velox” as a result of the 6.6% increase in the average number of ADSL subscriptions; and

•

a 17.3% increase in expenses for third-party services to R$122 million during the nine-month period ended September 30, 2011 from R$104 million during the corresponding period of 2010, primarily as a result of an increase of R$14 million in expenses for consulting and legal advice, primarily relating to our capital increase in March 2011.

As a percentage of net operating revenue of this segment, selling expenses increased to 14.0% during the nine-month period ended September 30, 2011 from 13.0% during the corresponding period of 2010.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 8.4% during the nine-month period ended September 30, 2011, principally due to:

•

a 14.3% increase in sales commission expenses to R$710 million during the nine-month period ended September 30, 2011 from R$621 million during the corresponding period of 2010, primarily as a result of an increase in sales commission expenses in the post-paid segment and sales commissions paid to exclusive franchisees with stores in shopping centers primarily in Region III; and

•

a 21.4% increase in advertising and publicity expenses to R$238 million during the nine-month period ended September 30, 2011 from R$196 million during the corresponding period of 2010, primarily as a result of an increase in expenditures on our advertising campaigns to support our principal mobile services, such as our “Oi a vontade” and “Oi cartão” services and our use of sponsorship of concerts and other events and alternative media to raise brand awareness of our services.

The effects of these increases were partially offset by a 9.4% decline in provision for doubtful accounts to R$211 million during the nine-month period ended September 30, 2011 from R$232 million during the corresponding period of 2010, primarily as a result of our program to improve our billing and collection practices and the lower rate of customer defaults. Our provision for doubtful accounts as a percentage of net operating revenue of this segment declined to 2.7% during the nine-month period ended September 30, 2011 from 3.2% during the corresponding period of 2010.

As a percentage of net operating revenue of this segment, selling expenses increased to 20.0% during the nine-month period ended September 30, 2011 from 19.5% during the corresponding period of 2010.

Other Segment

Selling expenses of our other segment increased by 14.9% during the nine-month period ended September 30, 2011, principally due to:

•

a 89.6% increase in personnel expenses to R$44 million during the nine-month period ended September 30, 2011 from R$23 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees in our call center, and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010; and

•

a 42.4% increase in sales commission expenses to R$49 million during the nine-month period ended September 30, 2011 from R$35 million during the corresponding period of 2010, primarily as a result of an increase in commissions related to an increase in sales of DTH subscriptions.

As a percentage of net operating revenue of this segment, selling expenses increased to 39.7% during the nine-month period ended September 30, 2011 from 35.0% during the corresponding period of 2010.

General and Administrative Expenses

General and administrative expenses increased by 17.8% during the nine-month period ended September 30, 2011, principally due to a 22.1% increase in general and administrative expenses of our fixed-line services segment and an 11.9% increase in general and administrative expenses of our mobile services segment.

Fixed-Line Services Segment

General and administrative expenses of our fixed-line services segment increased by 22.1% during the nine-month period ended September 30, 2011, principally due to:

•

a 9.9% increase in expenses for third-party services to R$894 million during the nine-month period ended September 30, 2011 from R$813 million during the corresponding period of 2010, primarily as a result of an increase of R$44 million in expenses for consulting and legal advice, primarily relating to our capital increase in March 2011, and R$25 million in expenses during the nine-month period ended September 30, 2011 related to the introduction of our campaign to deliver free modems to mobile subscribers of “Oi Velox” beginning in April 2011; and

•

an 18.7% increase in personnel expenses to R$378 million during the nine-month period ended September 30, 2011 from R$318 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 10.0% during the nine-month period ended September 30, 2011 from 7.5% during the corresponding period of 2010.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 11.9% during the nine-month period ended September 30, 2011, principally due to:

•

a 32.9% increase in personnel expenses to R$151 million during the nine-month period ended September 30, 2011 from R$114 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010; and

•

a 17.4% increase in expenses for third-party services to R$180 million during the nine-month period ended September 30, 2011 from R$153 million during the corresponding period of 2010, primarily as a result of (1) an R$8 million increase in information technology costs related to software development, and (2) the allocation of R$7 million of expenses for consulting and legal advice, primarily relating to our capital increase in March 2011, to this segment.

The effects of these increases were partially offset by a 36.8% decline in depreciation and amortization expenses to R$28 million during the nine-month period ended September 30, 2011 from R$45 million during the corresponding period of 2010.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 6.3% during the nine-month period ended September 30, 2011 from 6.0% during the corresponding period of 2010.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 55.3% to R$1,395 million during the nine-month period ended September 30, 2011 from R$898 million during the corresponding period of 2010, principally due to:

•

a 124.9% increase in recovered expenses to R$572 million during the nine-month period ended September 30, 2011 from R$254 million during the corresponding period of 2010, primarily as a result of our recognition of the recovery of expenses in the amount of R$354 million by Telemar and Brasil Telecom on post-employment benefits relating to the PBS-A pension fund surplus administered by Sistel;

•	our recognition of R$189 million in prescribed dividends during the nine-month period ended September 30, 2011 compared to R$34 million during the corresponding period of 2010; and

•

a 25.7% increase in income from infrastructure leases to R$302 million during the nine-month period ended September 30, 2011 from R$240 million during the corresponding period of 2010, primarily as a result of increased demand for these services from other service providers as a result of the growth of their customer bases.

Other Operating Expenses

Other operating expenses increased by 7.5% to R$1,670 million during the nine-month period ended September 30, 2011 from R$1,554 million during the corresponding period of 2010, principally due to:

•

a 48.6% increase in provisions to R$742 million during the nine-month period ended September 30, 2011 from R$499 million during the corresponding period of 2010, primarily as a result of (1) the effects on our other operating expenses during the nine-month period ended September 30, 2010 of a R$146 million reversal of our provisions related to a legal dispute relating to ICMS tax credits as a result of a favorable court decision in 2010, and (2) the constitutiuon of additional provisions of R$146 million during the nine-month period ended September 30, 2011 relating to new labor and civil matters and changes in the estimates of some of our provisions, compared to the constitutiuon of additional provisions of R$61 million relating to new tax matters during the corresponding period of 2010;

•

an increase in costs related to late-payment charges to R$60 million during the nine-month period ended September 30, 2011 from R$17 million during the corresponding period of 2010, primarily as a result of the change in our estimate of the probability of loss with respect to a lawsuit against Telemar relating to amounts due under the Brazilian tax refinancing program from possible to probable as a result of a lower court decision issued in March 2011; and

•

a R$36 million charge that we recorded during the nine-month period ended September 30, 2011 as a result of the write-down of goodwill related to Paggo as a result of the reduction of the percentage interest in Paggo Soluções de Meios de Pagamento S.A. held by our company following the implementation of our partnership with Cielo S.A. relating to Paggo in February 2011.

The effects of these increases were partially offset by (1) a 78.3% decline in employee and management profit sharing expenses to R$53 million during the nine-month period ended September 30, 2011 from R$243 million during the corresponding period of 2010, primarily as a result of the decline of the performance of indicators used to estimate this provision, and (2) a 47.4% decline in losses on sales of permanent assets to R$42 million during the nine-month period ended September 30, 2011 from R$80 million during the corresponding period of 2010.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes declined by 21.1% to R$2,669 million during the nine-month period ended September 30, 2011 from R$3,385 million during the corresponding period of 2010. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 12.7% during the nine-month period ended September 30, 2011 from 15.3% during the corresponding period of 2010.

Operating Income before Financial Income (Expenses) and Taxes of Our Fixed-Line Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line services segment declined by 15.2% to R$1,455 million during the nine-month period ended September 30, 2011 from R$1,716 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 9.2% during the nine-month period ended September 30, 2011 from 10.0% during the corresponding period of 2010.

Operating Income before Financial Income (Expenses) and Taxes of Mobile Services Segment

The operating income before financial income (expenses) and taxes of our mobile services segment declined by 23.9% to R$1,332 million during the nine-month period ended September 30, 2011 from R$1,749 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 17.1% during the nine-month period ended September 30, 2011 from 23.7% during the corresponding period of 2010.

Financial Expenses, Net

Financial Income

Financial income increased by 26.0% to R$1,707 million during the nine-month period ended September 30, 2011 from R$1,355 million during the corresponding period of 2010, primarily due to:

•

our recognition of a gain on exchange rate differences on foreign cash investments of R$224 million during the nine-month period ended September 30, 2011 compared to a loss of R$10 million during the corresponding period of 2010, primarily as a result of an exchange gain on the foreign currency time deposits in which the proceeds of Brasil Telecom’s issuance of 9.75% Senior Notes due 2016 were held prior to the use of these proceeds;

•

our receipt during the nine-month period ended September 30, 2011 of dividends from Portugal Telecom of R$188 million on the shares of Portugal Telecom that we purchased during the first half of 2011; and

•

a 16.1% increase in investment yield to R$751 million during the nine-month period ended September 30, 2011 from R$647 million during the corresponding period of 2010, primarily as a result of an increase in the average amount of our financial investments.

The effects of these increases were partially offset by an 18.0% decline in interest and inflation adjustment on other assets to R$463 million during the nine-month period ended September 30, 2011 from R$564 million during the corresponding period of 2010, primarily as a result of (1) our recognition of a reversal of previously recorded inflation adjustment of judicial deposits of R$198 million during the nine-month period ended September 30, 2011, primarily as a result of our review of the calculation of the inflation adjustment estimate on judicial deposits in the first quarter of 2011, (2) our recognition of a reversal of R$72 million relating to the inflation adjustment of a provision for a legal dispute over ICMS tax credits due to a favorable court decision occurred during the nine-month period ended September 30, 2010, and (3) the reduction of inflation adjustment on overdue accounts by R$35 million during the nine-month period ended September 30, 2011, the effects of which on the interest and inflation adjustment on other assets account were partially offset by (1) the positive impact of our recognition of R$97 million during the nine-month period ended September 30, 2011 related to inflation adjustment of the review of the possibility of an unfavorable outcome in lawsuits related to taxes allocated to the tax financing program (2) a R$35 million increase in our expenses on derivatives transactions due to future U.S. dollar sales transactions using non-deliverable forwards that we entered into in September 2011, and (3) a R$28 million increase in inflation adjustment in the average outstanding amount of our judicial deposits.

Financial Expenses

Financial expenses increased by 25.7% to R$3,788 million during the nine-month period ended September 30, 2011 from R$3,013 million during the corresponding period of 2010, primarily due to:

•

our recognition of losses on inflation adjustment and exchange differences on third-party borrowings of R$992 million during the nine-month period ended September 30, 2011 compared to gains of R$97 million during the corresponding period of 2010, primarily as a result of the 11.3% depreciation of the real against the U.S. dollar during the nine-month period ended September 30, 2011 compared to the 2.7% appreciation of the real against the U.S. dollar during the corresponding period of 2010; and

•

a 101.1% increase in interest and inflation adjustments on other liabilities to R$700 million during the nine-month period ended September 30, 2011 from R$348 million during the corresponding period of 2010, primarily as a result of our recognition of R$317 million during the nine-month period ended September 30, 2011 related to the review of the possibility of an unfavorable outcome in lawsuits related to taxes allocated to the tax financing program.

The effects of these factors were partially offset by:

•

our recognition of gains on derivative transactions of R$306 million during the nine-month period ended September 30, 2011 compared to losses of R$206 million during the corresponding period of 2010, primarily as a result of the 11.3% depreciation of the real against the U.S. dollar during the nine-month period ended September 30, 2011 compared to the 2.7% appreciation of the real against the U.S. dollar during the corresponding period of 2010;

•

a 28.3% decline in interest on debentures to R$365 million during the nine-month period ended September 30, 2011 from R$509 million during the corresponding period of 2010, primarily as a result of the decrease in the average outstanding amount of our public debentures; and

•

a 7.8% decline in interest on loans and financings to R$1,340 million during the nine-month period ended September 30, 2011 from R$1,454 million during the corresponding period of 2010, primarily as a result of the decrease in the average outstanding amount of our loans and financing.

Income Tax and Social Contribution

The nominal composite corporate statutory income tax and social contribution rate was 34% in each of the nine-month periods ended September 30, 2011 and 2010. Income tax and social contribution expense declined by 22.0% to R$204 million during the nine-month period ended September 30, 2011 from R$262 million during the corresponding period of 2010. Our effective tax rate was 34.2% during the nine-month period ended September 30, 2011 and 15.2% during the corresponding period of 2010. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Nine-Month Period Ended September 30,
	2011	2010

Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of tax incentives	(19.5)	(6.8)
Tax effects of permanent (exclusions) additions	(11.3)	(6.1)

Tax effects of compensation of tax loss carryforwards	(1.4)	(1.5)
Tax effects of unrecognized deferred tax assets	2.0	2.9
Tax effects of recognized deferred tax assets	(0.7)	(7.4)
Tax effects of derecognition of deferred tax assets related to the corporate reorganization	31.0	—

Effective rate	34.2%	15.2%

Our effective tax rate was 34.2% during the nine-month period ended September 30, 2011, primarily as a result of the tax effects of the derecognition of deferred tax assets which will not be realized as a result of the proposed corporate reorganization, which increased our effective tax rate by 31.0%. The effects of this factor was partially offset by (1) the tax effect of certain tax incentives, primarily operating profit under an incentive-granting report issued by the Northeast Development Authority, which lowered our effective tax rate by 19.5%, and (2) the tax effects of non-taxable income and non-deductible expenses, such as nondeductible fines, waiver of interest, fines from the tax refinancing plans and the expiration of dividends, which lowered our effective tax rate by 11.3%.

Our effective tax rate was 15.2% during the nine-month period ended September 30, 2010, primarily as a result of (1) the tax effect of our recognition of deferred tax assets accrued during prior years, but not previously recognized due to uncertainty regarding their eventual realization, which lowered our effective tax rate by 7.4%, (2) the tax effect of certain tax incentives, primarily operating profit under an incentive-granting report issued by the Northeast Development Authority, which lowered our effective tax rate by 6.8%, (3) the tax effects of non-taxable income and non-deductible expenses, such as incentives and sponsorships, which lowered our effective tax rate by 6.1%, and (4) our utilization of certain tax loss carry-forwards, which lowered our effective tax rate by 1.5%. The effects of these factors was partially offset by the tax effect of our inability to recognize certain deferred tax assets as a result of the uncertainty regarding their eventual realization, which increased our effective tax rate by 2.9%.

Net Income

Our net income declined by 73.8% to R$385 million during the nine-month period ended September 30, 2011 from R$1,465 million during the corresponding period of 2010. As a percentage of net operating revenue, net income declined to 1.6% during the nine-month period ended September 30, 2011 from 6.6% during the corresponding period of 2010.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity; and

•	funds required for potential acquisitions of equity interests in other telecommunications providers.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	long-term loans; and

•	sales of debt securities in domestic and international capital markets.

During the nine-month period ended September 30, 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of September 30, 2011, our consolidated cash and cash equivalents and cash investments amounted to R$11,467 million. As of September 30, 2011, we had working capital, or net current assets, of R$7,509 million. We believe that our working capital is sufficient for our requirements during 2011.

We have unused credit facilities with several financial institutions under which the lenders have committed to provide us with financing in the future, including an export credit facility agreement with Export-Import Bank of China that we entered into in September 2010 under which Export-Import Bank of China agreed to disburse loans in the aggregate principal amount of up to US$100 million.

Disbursements under these credit facilities are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$5,908 million during the nine-month period ended September 30, 2011. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$6,696 million during the nine-month period ended September 30, 2011. During the nine-month period ended September 30, 2011, investing activities for which we used cash primarily consisted of (1) investments of R$3,857 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to voice transmission equipment and data transmission equipment, particularly equipment to improve our services to corporate clients, (2) net judicial deposits (consisting of deposits less redemptions) of R$1,520 million, primarily related to labor, taxes and civil claims, and (3) investments of R$1,367 million in available-for-sale financial assets consisting of common shares of Portugal Telecom.

Cash Flows from Financing Activities

Financing activities provided net cash of R$1,363 million during the nine-month period ended September 30, 2011. During the nine-month period ended September 30, 2011, we received cash in the amount of R$5,955 million as a result of (1) a capital increase conducted by TNL in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share, which results in aggregated proceeds to TNL of R$2,978 million, and (2) a capital increase conducted by Telemar in which it issued 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share, of which R$2,976 million was contributed by non-controlling shareholders of Telemar.

During the nine-month period ended September 30, 2011, our principal sources of borrowed funds consisted of:

•	R$1,500 million aggregate principal amount of unsecured promissory notes issued in February 2011;

•	R$1,100 million aggregate principal amount of 9.75% Senior Notes due 2016 of Brasil Telecom issued in September 2011;

•	R$1,500 million aggregate principal amount of non-convertible debentures issued in May 2011;

•	R$1,000 million aggregate principal amount of non-convertible debentures issued in August 2011;

•	US$587 million aggregate principal amount borrowed under a stand-by credit facility that Telemar entered into with China Development Bank in June 2011;

•	R$600 million aggregate principal amount borrowed under a credit facility that Telemar entered into with BNDES in December 2009;

•	US$173 million aggregate principal amount borrowed under an export credit facility that we entered into with Finnish Export Credit Ltd. in August 2009;

•	US$98 million aggregate principal amount borrowed under an export credit facility that we entered into with China Development Bank in October 2009; and

•	US$86 million aggregate principal amount borrowed under an export credit facility that we entered into with Crédit Agricole Corporate and Investment Bank in April 2010.

During the nine-month period ended September 30, 2011, we used cash to (1) to repay R$10,471 million principal amount of our outstanding loans and financing, debentures, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$634 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$349 million.

Indebtedness and Financing Strategy

As of September 30, 2011, our total outstanding indebtedness on a consolidated basis was R$27,689 million, consisting of R$4,581 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 16.5% of our total indebtedness), and R$23,108 million of long-term indebtedness (or 83.5% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness as of September 30, 2011 was R$18,607 million, or 67.2% of our total indebtedness, and our foreign currency-denominated indebtedness was R$9,082 million, or 32.8% of our total indebtedness. As of September 30, 2011, our real-denominated indebtedness bore interest at an average rate of 11.7% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 4.3% per annum for loans denominated in U.S. dollars and 5.1% per annum for loans denominated in euros. As of September 30, 2011, 72.7% of our debt bore interest at floating rates, including the effect of swap operations and transaction costs.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$4,581 million as of September 30, 2011. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	credit facilities with BNDES;

•	debentures issued in the Brazilian market;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	fixed-rate notes issued in the international market; and

•	bank credit facilities.

Some of our debt instruments require that TNL, Telemar or Brasil Telecom comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We believe that our compliance with the financial covenants in our debt instruments will not adversely affect our ability to implement our financing plans.

We were in compliance with these financial covenants as of September 30, 2011, and we believe that we will be able to comply with these financial covenants at each measurement date occurring on or prior to September 30, 2012. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of September 30, 2011, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

Credit Facilities with BNDES

Telemar, Oi, Brasil Telecom and Brasil Telecom Mobile have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding the investment plans of Telemar and Brasil Telecom, funding the expansion of the telecommunications plant (voice, data and video) of Telemar and Brasil Telecom, and making operational improvements to meet the targets established in the General Plan on Universal Service and the General Plan on Quality Goals in effect at the time of these loans.

The following table sets forth selected information with respect to our BNDES credit facilities as of September 30, 2011.

Facility	Outstanding Principal Amount		Interest Rate	Amortization Schedule	Final Maturity
	(in millions)

Telemar 2004 credit facility	R$	104	TJLP plus 4.50%	Monthly	October 2012
Brasil Telecom 2006 credit facility:
A loans	R$	1,116	TJLP plus 4.30%	Monthly	May 2014
B loans	R$	16	TJLP plus 2.30%	Monthly	May 2014
Telemar 2006 credit facility:
A loans	R$	1,048	TJLP plus 4.50%	Monthly	June 2014
B loans	R$	44	TJLP plus 2.50%	Monthly	June 2014
Oi 2007 credit facility	R$	313	TJLP plus 4.50%	Monthly	January 2015
Brasil Telecom Mobile 2008 credit facility	R$	223	TJLP plus 3.52%	Monthly	September 2017
Telemar 2009 credit facility:
Floating-rate loans	R$	1,480	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	240	4.50%	Monthly (1)	December 2018
Oi 2009 credit facility
Floating-rate loans	R$	613	TJLP plus 3.95%	Monthly (1)	December 2018

Facility	Outstanding Principal Amount		Interest Rate	Amortization Schedule	Final Maturity
Fixed-rate loans	R$	30	4.50%	Monthly (1)	December 2018
Brasil Telecom 2009 credit facility:
Floating-rate loans	R$	247	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	93	4.50%	Monthly (1)	December 2018
Brasil Telecom Mobile 2009 credit facility
Floating-rate loans	R$	479	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	12	4.50%	Monthly (1)	December 2018

(1)	Amortization on this facility commences in January 2012.

Debentures

TNL, Telemar and Brasil Telecom have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of September 30, 2011, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)

Telemar Debentures due 2013	R$	540	CDI plus 0.55%	March 2013
TNL Debentures due 2012	R$	1,500	CDI plus 0.65%	May 2012
Brasil Telecom Debentures due 2013	R$	720	CDI plus 3.5%	June 2013 (1)
Telemar Debentures due 2014	R$	1,754	CDI plus 1.20%	April 2014
Brasil Telecom Debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Telemar Debentures due 2020	R$	246	IPCA plus 7.98%	April 2020

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments that commenced in June 2011.

Unsecured Lines of Credit

As of September 30, 2011, the principal amount outstanding under our unsecured lines of credit was R$21,289 million. Except as described in “—Recent Developments, we have not entered into any material unsecured lines of credit since December 31, 2010. For a summary of the terms of our material outstanding unsecured lines of credit as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the TNL Annual Report.

Credit Facilities with Export Credit Agencies

As of September 30, 2011, the principal amount outstanding under our credit facilities with export credit agencies was R$3,582 million. Except as described below and in “—Recent Developments,” we have not entered into any material credit facilities with export credit agencies since December 31, 2010. For a summary of the terms of our material outstanding credit facilities with export credit agencies as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the TNL Annual Report.

In March 2011, Telemar entered into an export credit facility agreement with Cisco Systems Capital, or Cisco, under which Cisco agreed to disburse loans in the aggregate principal amount of up to US$100 million. A disbursement of US$46 million under this export credit facility was received in May 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 3.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2018. The outstanding principal amount of these loans is payable in 13 semi-annual installments commencing in May 2012.

In June 2011, Telemar entered into a stand-by credit facility with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. A disbursement of US$380 million under this stand-by credit facility was received in July 2011. The proceeds of this stand-by credit facility have been and will be used to refinance other indebtedness of Telemar. Loans under this stand-by credit facility bear interest at the rate of LIBOR plus 2.30% per annum, payable semi-annually in arrears through maturity in June 2016. The principal of these loans is payable in five semi-annual installments, commencing in October 2014.

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to R$103 million. A disbursement of US$5 million under this export credit facility was received in July 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, commencing in January 2012. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012.

Fixed-Rate Notes

We have issued five series of fixed-rate debt securities in the international market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities as of September 30, 2011, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)

TNL 8.00% notes due 2013 (1)	US$	150	December 2013	(2)
Brasil Telecom 9.75% senior notes due 2016	R$	1,100	September 2016
Telemar 5.125% senior notes due 2017		€750	December 2017
Telemar 9.500% senior notes due 2019	US$	142	April 2019
Telemar 5.500% senior notes due 2020	US$	1,787	October 2020

(1)	These notes are insured against political risk.
(2)	The maturity date of these notes may be extended for a period of up to 18 months from the expected maturity date as a result of the existence on the expected maturity date of a currency inconvertibility/non-transfer event under the political risk insurance policy that covers these notes.

Credit Facilities with Commercial Banks

As of September 30, 2010, the principal amount outstanding under our credit facilities with commercial banks was R$3,071 million. We have not entered into any material credit facilities with commercial banks since December 31, 2010. In August 2011, Telemar prepaid all outstanding amounts under its syndicated credit facility with Citibank Japan Ltd., Sumitomo Mitsui Banking Corporation and the other lenders party thereto, which The Japan Bank of International Cooperation had guaranteed. For a summary of the terms of our material outstanding credit facilities with commercial banks as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the TNL Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.